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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

IRIDEX CORPORATION
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common stock, Par Value $0.01 Per Share
(Title of Class of Securities)

462684101
(CUSIP Number of Class of Securities)

James H. Mackaness
Chief Financial Officer and Chief Operating Officer
1212 Terra Bella Avenue
Mountain View, CA 94043
(650) 940-4700
(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:
David J. Segre
Michael A. Occhiolini
Andrew D. Hoffman
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

 CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$1,998,750	$272.63

*
Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 487,500 shares of common stock at the tender offer price of $4.10 per share.

**
The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $136.40 for each $1,000,000 of the value of the transaction.
☐
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 INTRODUCTION

        This Tender Offer Statement on Schedule TO relates to the offer by IRIDEX Corporation, a Delaware corporation ("IRIDEX" or the "Company"), to purchase up to 487,500 shares of its common stock, par value $0.01 per share, at a purchase price of $4.10 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 7, 2012 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.    Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the issuer is IRIDEX Corporation, a Delaware corporation, and the address of its principal executive office is 1212 Terra Bella Avenue, Mountain View, California 94043. The telephone number of its principal executive office is (650) 940-4700.

        (b)   The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase under Section 8 ("Price Range of the Shares") is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)   The Company is the filing person. The Company's address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)   The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

  •
  "Summary Term Sheet";

  •
  "Introduction";

  •
  Section 1 ("Terms of the Offer");

  •
  Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans");

  •
  Section 3 ("Procedures for Tendering Shares");

  •
  Section 4 ("Withdrawal Rights");

  •
  Section 5 ("Purchase of Shares and Payment of Purchase Price");

  •
  Section 6 ("Conditional Tender of Shares");

  •
  Section 7 ("Conditions of the Tender Offer");

  •
  Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares");

  •
  Section 14 ("Certain Material U.S. Federal Income Tax Consequences of the Offer to U.S. Holders"); and

  •
  Section 15 ("Extension of the Tender Offer; Termination; Amendment").

        (b)   The information in the "Introduction" to the Offer to Purchase and in Section 11 of the Offer to Purchase ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (e)   The information set forth in the Offer to Purchase under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a), (b) and (c)    The information set forth in the Offer to Purchase under Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans") is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)   The information set forth in the Offer to Purchase under Section 9 ("Source and Amount of Funds") is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase under Section 7 ("Conditions of the Tender Offer") is incorporated herein by reference.

        (d)   The information set forth in the Offer to Purchase under Section 9 ("Source and Amount of Funds") is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a)   and (b)    The information set forth in the Offer to Purchase under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information set forth in the Offer to Purchase under Section 16 ("Fees and Expenses") is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)   The information set forth in the Offer to Purchase under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"), Section 10 ("Information about IRIDEX Corporation"), Section 12 ("Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act") and Section 13 ("Legal Matters; Regulatory

2

Approvals") is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

        (b)   The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)*	Offer to Purchase dated November 7, 2012.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 7, 2012.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 7, 2012.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*	Press Release, dated November 7, 2012.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(b)	Not Applicable.
(d)(1)	Form of Indemnification Agreement (incorporated by reference from Exhibit 10.1 to the Company's Registration Statement on Form SB-2 (No. 333-00320-LA), which was declared effective on February 15, 1996).
(d)(2)	1995 Director Option Plan (incorporated by reference from Exhibit 10.3 to the Company's Registration Statement on Form S-8 filed on August 3, 2004).
(d)(3)	1998 Stock Plan (incorporated by reference from the Company's definitive proxy statement on Schedule 14A filed on May 4, 2009).
(d)(4)	2005 Employee Stock Purchase Plan (incorporated by reference from appendix filed with the Company's Proxy Statement for the Company's 2004 Annual Meeting of Stockholders filed on April 30, 2004).
(d)(5)	2008 Equity Incentive Plan, as amended (incorporated by reference from the Company's definitive proxy statement on Schedule 14A filed on May 4, 2009).
(d)(6)	Form of 2008 Equity Incentive Plan Option Agreement (incorporated by reference from Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed on November 21, 2008).
(d)(7)	Form of Stand-alone Stock Option Agreement (incorporated by reference to Exhibit 99.(d)(5) filed with the Company's Schedule TO filed on July 30, 2009).
(d)(8)	Change of Control Severance Agreement by and between the Company and James Mackaness, (incorporated by reference from Exhibit 10.8 to the Company's Form 10-K for the fiscal year ended January 3, 2009).
(d)(9)	Employment Agreement by and between the Company and Dominik Beck, dated August 16, 2011 (incorporated by reference from Exhibit 99.1 to the Company's Form 8-K filed on October 12, 2011).
(d)(10)	Executive Transition Agreement by and between the Company and Theodore A. Boutacoff (incorporated by reference from Exhibit 99.2 to the Company's Form 8-K filed on October 12, 2011).
(d)(11)	Form of 2008 Equity Incentive Plan Restricted Stock Award Agreement (incorporated by reference from Exhibit 10.1 to the Company's Form 10-Q for the fiscal quarter ended July 2, 2011).

3

(d)(12)	Form of 2008 Equity Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference from Exhibit 10.2 to the Company's Form 10-Q for the fiscal quarter ended July 2, 2011).
(g)	Not Applicable.
(h)	Not Applicable.

*
Filed herewith.

Item 13.    Information Required by Schedule 13E-3.

        Not Applicable.

4

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2012	IRIDEX CORPORATION
	By:	/s/ JAMES H. MACKANESS
		Name:	James H. Mackaness
		Title:	Chief Financial Officer and Chief Operating Officer

 Exhibit Index

(a)(1)(A)*	Offer to Purchase dated November 7, 2012.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 7, 2012.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 7, 2012.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*	Press Release, dated November 7, 2012.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(b)	Not Applicable.
(d)(1)	Form of Indemnification Agreement (incorporated by reference from Exhibit 10.1 to the Company's Registration Statement on Form SB-2 (No. 333-00320-LA), which was declared effective on February 15, 1996).
(d)(2)	1995 Director Option Plan (incorporated by reference from Exhibit 10.3 to the Company's Registration Statement on Form S-8 filed on August 3, 2004).
(d)(3)	1998 Stock Plan (incorporated by reference from the Company's definitive proxy statement on Schedule 14A filed on May 4, 2009).
(d)(4)	2005 Employee Stock Purchase Plan (incorporated by reference from appendix filed with the Company's Proxy Statement for the Company's 2004 Annual Meeting of Stockholders filed on April 30, 2004).
(d)(5)	2008 Equity Incentive Plan, as amended (incorporated by reference from the Company's definitive proxy statement on Schedule 14A filed on May 4, 2009).
(d)(6)	Form of 2008 Equity Incentive Plan Option Agreement (incorporated by reference from Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed on November 21, 2008).
(d)(7)	Form of Stand-alone Stock Option Agreement (incorporated by reference to Exhibit 99.(d)(5) filed with the Company's Schedule TO filed on July 30, 2009).
(d)(8)	Change of Control Severance Agreement by and between the Company and James Mackaness, (incorporated by reference from Exhibit 10.8 to the Company's Form 10-K for the fiscal year ended January 3, 2009).
(d)(9)	Employment Agreement by and between the Company and Dominik Beck, dated August 16, 2011 (incorporated by reference from Exhibit 99.1 to the Company's Form 8-K filed on October 12, 2011).
(d)(10)	Executive Transition Agreement by and between the Company and Theodore A. Boutacoff (incorporated by reference from Exhibit 99.2 to the Company's Form 8-K filed on October 12, 2011).
(d)(11)	Form of 2008 Equity Incentive Plan Restricted Stock Award Agreement (incorporated by reference from Exhibit 10.1 to the Company's Form 10-Q for the fiscal quarter ended July 2, 2011).
(d)(12)	Form of 2008 Equity Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference from Exhibit 10.2 to the Company's Form 10-Q for the fiscal quarter ended July 2, 2011).
(g)	Not Applicable.
(h)	Not Applicable.

*
Filed herewith.

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CALCULATION OF REGISTRATION FEE
INTRODUCTION
  Item 1. Summary Term Sheet .
  Item 2. Subject Company Information .
  Item 3. Identity and Background of Filing Person .
  Item 4. Terms of the Transaction .
  Item 5. Past Contacts, Transactions, Negotiations and Agreements .
  Item 6. Purposes of the Transaction and Plans or Proposals .
  Item 7. Source and Amount of Funds or Other Consideration .
  Item 8. Interest in Securities of the Subject Company .
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used .
  Item 10. Financial Statements .
  Item 11. Additional Information .
  Item 12. Exhibits .
  Item 13. Information Required by Schedule 13E-3 .
SIGNATURE
Exhibit Index